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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #15/03 ISSUED ON MAY 23, 2003

QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F    ☐            Form 40-F  ☒

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐            No  ☒

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

Documents index

1.
Press Release issued on May 23, 2003 (#15/03)

May 23, 2003	15/03

For immediate release	Page 1 of 2

QUEBECOR WORLD TO ANNOUNCE RESULTS
OF ISSUER BID ON JUNE 3, 2003

Montréal, Canada — Quebecor World Inc. (NYSE, TSX: IQW) will publicly announce on June 3, 2003 the results of its Offer to purchase for cash up to 10,000,000 of its Subordinate Voting Shares at a price not less than CDN$24.00 and not more than CDN$27.00 by issuing a press release. Such public announcement will indicate the number of Subordinate Voting Shares deposited under the Offer by way of Letter of Transmittal and Notice of Guaranteed Delivery, as well as the Purchase Price determined by Quebecor World for the Offer. The Purchase Price will be the lowest price that will enable Quebecor World to purchase an aggregate of 10,000,000 deposited Shares as of midnight, Montreal time, on the evening of June 2, 2003, which is the Expiration Date of the Offer.

Quebecor World has mailed earlier today to all shareholders a Notice of Variation that makes certain amendments to the procedure for depositing Shares by way of Notice of Guaranteed Delivery. Under the Offer, as amended by the Notice of Variation, depositing shareholders who elect to deposit Shares using the guaranteed delivery procedure will now have the option to deliver share certificates representing the number of Shares deposited and as indicated in the Amended Notice of Guaranteed Delivery divided by the pro ration factor that will also be announced by Quebecor World on June 3, 2003. Also, shareholders who deposit Shares above the Purchase Price by way of Amended Notice of Guaranteed Delivery will not be required to deliver share certificates representing such shares to the Depositary.

Quebecor World Inc. is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 39,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.

For immediate release	Page 2 of 2

Web address: www.quebecorworld.com

For further information please contact:
Jeremy Roberts Vice-President, Investor Relations and Treasury Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ Raynald Lecavalier
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date:	May 23, 2003

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QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.) Filed in this Form 6-K
QUEBECOR WORLD TO ANNOUNCE RESULTS OF ISSUER BID ON JUNE 3, 2003
SIGNATURES